                                                                  EXHIBIT (4)(c)

                     ML LIFE INSURANCE COMPANY OF NEW YORK

                       TAX-SHELTERED ANNUITY ENDORSEMENT

This endorsement is part of the Contract. The Contract, as amended, is intended to qualify as a tax-sheltered annuity under Section 403(b) of the Internal Revenue Code of 1986 (the "Code"). The following provisions replace any contrary provisions of the Contract:

1. The Annuitant is the sole Owner. The Contract is not transferable and may not be sold, assigned, discounted or pledged as security for a loan or as a security for any other obligation, other than to ML Life Insurance Company of New York ("we," "us" or "our"). Annuity payments under the Contract cannot be surrendered, commuted, assigned, encumbered or anticipated in any way. Your interest in the Contract is nonforfeitable. Only your spouse may be designated as a Contingent Owner.

2. Rollover and transfer amounts from plans that are not subject to the Employee Retirement Income Security Act of 1974, as amended, will be accepted as premium payments, as permitted by law. Other premium payments, including premium payments subject to Code Section 402(g), will not be accepted.

3. Distributions under the Contract must satisfy the minimum distribution rules in Code Section 403(b)(10), and the regulations thereunder, including under any methods allowed by applicable guidance even if not specified in this Endorsement. The Annuity Date may not be later than the Required Beginning Date.

   Required Beginning Date means April 1 of the calendar year following the later of (i) the calendar year you attain age 70 1/2, or (ii) the calendar year you retire. Except in the case of a governmental plan or a church plan (as defined in Code Section 401(a)(9)(C)), if you are a 5% owner (as defined in Code Section 416), Required Beginning Date means April 1 of the calendar year following the calendar year you attain age 70 1/2.

4. Any amount which becomes payable to you during your lifetime must begin on or before the Annuity Date and will be payable to you in substantially equal amounts, no less frequently than annually. Your entire interest in the Contract must be distributed under an Option described in paragraphs 5 to 9 of this endorsement.

5. Under "OPTION 1 -- PAYMENTS OF A FIXED AMOUNT," the period over which annuity payments are made may not exceed your life expectancy, or the joint life expectancy of you and your designated Beneficiary, at the Annuity Date. If you die before the Annuity Date, the period may not exceed the life expectancy of your designated Beneficiary.

6. Under "OPTION 2 -- PAYMENTS FOR A FIXED PERIOD," the period may not exceed your life expectancy, or the joint life expectancy of you and your designated Beneficiary, at the Annuity Date. If you die before the Annuity Date, the period may not exceed the life expectancy of your designated Beneficiary.

7. Under "OPTION 4 -- LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 10 OR 20 YEARS," the guaranteed period selected may not exceed your life expectancy, or the joint life expectancy of you and your designated Beneficiary, at the Annuity Date. If you die before the Annuity Date, the guaranteed period selected may not exceed the life expectancy of your designated Beneficiary.

8. Under "OPTION 5 -- LIFE ANNUITY WITH GUARANTEED RETURN OF CONTRACT VALUE," the period required for distribution of the Contract Value applied under this option may not exceed your life expectancy, or the joint life expectancy of you and your designated Beneficiary, at the Annuity Date. If you die before the Annuity Date, the period required for distribution of such Contract Value may not exceed the life expectancy of your designated Beneficiary.

9. If "OPTION 6 -- JOINT AND SURVIVOR LIFE ANNUITY" is chosen, the second person must be your spouse, if you have a spouse. If you die before the Annuity Date, Option 6 is not available to your Beneficiary.

10. If you die after distribution of your interest has begun, the remaining portion of such interest will continue to be distributed at least as rapidly as under the method of distribution being used immediately preceding your death.

    If you die before distribution has begun, the entire interest will be distributed no later than December 31 of the calendar year in which the fifth anniversary of your death occurs. However, proceeds which are payable to a named Beneficiary who is a natural person may be distributed in substantially equal installments over the lifetime of the Beneficiary or over a period certain not exceeding the life expectancy of the Beneficiary, provided such distribution commences not later than December 31 of the calendar year following the calendar year in which your death occurred.

    If you die before distribution of your interest has begun and your Beneficiary is your surviving spouse, your surviving spouse may elect not later than December 31 of the calendar year in which the fifth anniversary of your death occurs to receive equal or substantially equal payments over his or her life or life expectancy commencing at any date prior to the date on which you would have attained age 70 1/2. Payments will be calculated in accordance with Code Section 403(b)(10) and the regulations thereunder. For the purposes of this requirement, any amount paid to your child shall be treated as if it had been paid to your surviving spouse if the remainder of the interest becomes payable to your surviving spouse when the child reaches the age of majority.

11. For purposes of the foregoing provisions, life expectancy and joint and last survivor expectancy shall be determined by use of the expected return multiples in Tables V and VI of Treasury Regulation Section 1.72-9 in accordance with Code Section 403(b)(10) and the regulations thereunder. In the case of distributions under paragraphs 5 to 9 of this endorsement, your life expectancy or, if applicable, the joint and last survivor expectancy of you and your Beneficiary, will be initially determined on the basis of attained ages in the year you reach 70 1/2. In the case of distributions under paragraph 10 of this endorsement, life expectancy shall be initially determined on the basis of the Beneficiary's attained age in the year distributions are required to commence. Unless you (or your spouse) elect otherwise prior to the date distributions are required to commence, your life expectancy and, if applicable, your spouse's life expectancy shall be recalculated annually based on attained ages in the year for which the required distribution is being determined. The life expectancy of a nonspouse Beneficiary shall not be recalculated.

    In the case of a distribution other than in the form of life income or joint life income, the annual distribution required to be made by the Required Beginning Date is for the calendar year in which the Owner reaches age
    70 1/2. Annual payments for subsequent years, including the year in which the Required Beginning Date occurs, must be made by December 31 of the year. The amount distributed for each year shall equal or exceed the Contract Value as of the close of business on December 31 of the preceding year, divided by the applicable life expectancy or joint and last survivor expectancy.

12. Distributions from the Contract attributable to contributions made pursuant to a salary reduction agreement may be made only (1) after you attain age 59 1/2; (2) upon separation from service; (3) upon death or disability; or,
    (4) for an amount not greater than the total of such contributions in the case of hardship. Any withdrawal from the Contract shall effect a surrender of the Contract to the extent of such withdrawal. Any premium payments thereafter may be made only with our consent.

13. You, your spouse, or your former spouse who is the alternate payee under a Qualified Domestic Relations Order ("Distributee"), may elect to have any portion of an eligible rollover distribution paid directly to an eligible retirement plan. This is called a direct rollover. An eligible rollover distribution ("Distribution") is any distribution unless it is:

    (a) One of a series of substantially equal periodic payments (made at least annually) for the life (or life expectancy) of the Distributee or the joint lives (or joint life expectancies) of the Distributee and the Distributee's designated Beneficiary, or for a specified period of ten years or more; or

    (b) Any required distribution under Code Section 403(b)(10); or

    (c) Any part of a distribution that is not includible in income; or

    (d) Any hardship distribution described in Code Section 403(b)(11)(B).

    An eligible retirement plan is a Code Section 403(b) annuity or an individual retirement plan as defined in Code Section 7701(a)(37) ("IRA") that accepts Distributions. However, in the case of a Distribution to the surviving spouse, an eligible retirement plan is an IRA.

14. We reserve the right to amend or modify the Contract or this endorsement to the extent necessary to comply with any law, regulations, ruling or other requirement necessary to establish or maintain the tax advantages, protections or benefits available to a tax-sheltered annuity under Code
    Section 403(b) and any other applicable law. You are responsible for determining that premiums, distributions and other transactions under the Contract comply with applicable law.

This endorsement controls over any contrary provisions of the Contract.

                                      MERRILL LYNCH LIFE INSURANCE COMPANY

                                                 BY: [LORI M. SALVO]
                                                     ---------------------------
                                                            LORI M. SALVO
                                                              SECRETARY